March 12, 2014

BY EDGAR

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-33805

Dear Ms. Ciboroski:

On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter responds to the oral comments raised by the Staff of the Securities and Exchange Commission in conversations with the Company on March 5, 2014 and March 6, 2014 and supplements the additional information the Company provided to the Staff in connection with those comments and the conversations related thereto. Such conversations related to the comments set forth in your letter dated December 16, 2013, regarding the Company’s 2012 Form 10-K filing as noted above.

First, following the conversations identified above, the Company has determined that it will restate the quarterly amounts previously reported in its 2012 third quarter and 2013 first through third quarters Form 10-Qs and in its 2012 Form 10-K due to material adjustments necessary to give effect to the consolidation of the Company’s collateralized loan obligations (“CLOs”). In addition, with respect to previously deferred incentive income allocations from the consolidated funds that remained subject to clawback, the Company also will adjust the prior periods presented in its 2013 Form 10-K.

Second, in respect of the Company’s internal control over financial reporting, we note that in performing its assessment of the effectiveness of the Company’s internal control over financial reporting, management determines whether it has implemented controls that adequately address the risk that a material misstatement in the Company’s financial statements would not be prevented or detected on a timely basis and whether those controls are operating effectively.

In connection with its restatement of the Company’s previously issued financial statements, management has analyzed whether the Company’s decisions not to consolidate its CLOs and to defer recognition of incentive income allocation were caused by any internal control deficiencies. As discussed in more detail below, management believes that no significant deficiencies or material weaknesses existed as of December 31, 2012, and December 31, 2013.

Management identified the determination of whether to consolidate the CLOs as a financial reporting risk and, accordingly, took the following extensive actions to ensure that the Company’s financial statements would comply with GAAP accounting:

•	The Company has historically identified consolidation, particularly consolidation of variable interest entities, as a critical accounting policy as disclosed in its quarterly and annual filings.

•	Since the Company began forming CLOs, the Company has devoted considerable time, attention and resources to properly account for its CLOs. The Company has qualified personnel analyzing its CLOs for consolidation and provides appropriate training and resources to these personnel on a regular basis.

•	Experienced, qualified accounting personnel reviewed each CLO’s relevant legal agreements and met with the Company’s legal team, initially and then as needed, to understand the CLO transactions, their structure, purpose and design, and the economics inuring to each party involved with the CLOs (including the Company as the Collateral Manager).

•	These individuals researched applicable guidance regarding the application of GAAP to each CLO and determined that it was appropriate to not consolidate them.

•	The Company determined that it had the power to direct the activities that most significantly impacts the VIE’s economic performance.

•	However, the Company determined that it did not have the obligation to absorb losses of the CLO that could potentially be significant or the right to receive benefits from the CLO that could potentially be significant to the CLO. The Company’s variable interests in its CLOs were limited to the management fee and potential incentive income it could earn from its CLO. The Company noted that its management fees were only 50 basis points of its collateral value and determined that the incentive income it would earn, if any, could not be significant. In its consolidation analysis, the Company also considered the variable interest of its related parties.

•	The Company also researched the SEC filings of other public companies and observed diversity in practice among other asset management companies regarding the consolidation of CLOs.

•	Given the complexity and inherent subjectivity of determining “significance,” whether to consolidate variable interest entities and the diversity of practice among other asset management companies, the Company discussed with its auditors their views on consolidation of its CLOs, and the local engagement team sought further guidance from their national office.

•	Partners that are consolidation subject matter experts from the auditors’ national office visited the Company to discuss the Company’s determination to not consolidate its CLOs and agreed that the Company had a reasonable basis for not consolidating its CLOs, based on the facts and circumstances discussed.

•	The Company documented its determination that it was appropriate not to consolidate its CLOs. Management provided a copy of the paper to the Company’s auditors, and the auditors concurred with management’s conclusion that non-consolidation of the CLOs was appropriate. Such documentation specifically addresses ASC 810-10-25-38A (i.e., the criteria for power and significance).

•	Management discussed its determination to not consolidate its CLOs at the quarterly accounting due diligence meeting following the launch of its first CLO. That meeting included certain members of the Company’s disclosure committee, accounting personnel and the Company’s auditors.

The auditors communicated to the Audit Committee the auditors’ concurrence with the Company’s determination not to consolidate its CLOs after each launch. The Company’s auditors have continued to support the Company’s conclusion throughout the comment letter process that the Company applied the consolidation standards appropriately and reasonably.

Management identified the determination of whether to analogize to Method 1 EITF Topic D-96 (“Method 1”) with respect to its decision to defer recognition of its incentive income allocation as a financial reporting risk and, accordingly, took the following extensive actions to ensure that the Company’s financial statements would comply with GAAP accounting:

•	Following research and analysis, the Company concluded that the income it recognizes from its funds should be consistent regardless of whether a fund is consolidated or not. Because such incentive income is subject to clawback, the Company believed that deferring its share of a subsidiary fund’s income was appropriate under existing revenue recognition guidance given that all contingencies have yet to be resolved.

•	The Company researched other asset management companies that follow Method 1.

•	The Company noted that Fortress Investment Group follows Method 1 and received a Staff comment in December 2006 specific to recording its incentive income allocation from a consolidated fund through change in deferred income on the income statement similar to the Company’s policy. Fortress’s treatment, which is consistent with the Company’s policy prior to the Staff’s comment, was cleared by the Staff.

•	Because the Company also follows Method 1, the Company proposed to adopt a similar policy.

•	The Company discussed internally whether such treatment was appropriate and whether explicit guidance would contradict its proposal. The Company determined that no existing guidance precluded this treatment.

•	The Company discussed the treatment and its findings with its auditors who concurred with such treatment also noting that the Staff cleared such treatment previously for Fortress.

Based on the foregoing, we believe that the Company had assigned experienced personnel, allocated appropriate resources and implemented processes reasonably designed to properly identify, discuss and resolve the technical accounting matters discussed above. Notwithstanding the decision to restate its financial statements, therefore, the Company has concluded that there was no breakdown in the Company’s processes with respect to the matters underlying those discussed above and that such processes were effective at a reasonable assurance level to detect and prevent any material errors that may arise. Although in this specific instance the Company took accounting positions regarding the consolidation of CLOs and the deferral of income that will be corrected in a restatement, the Company took such positions after the Company reasonably informed itself as to the rationale underpinning such advice and with concurrence from its independent auditor. Thus, consistent with the Commission’s interpretive guidance,1 management believes its controls encompassed the full range of appropriate conduct, conclusions and methodologies upon which we could reasonably base our decisions. Further, having carefully followed a process appropriately designed to arrive at the correct accounting treatment in connection with the matters discussed above, management believes its controls adequately addressed the risk of a material misstatement of the financial statements and that no additional steps that it reasonably could have taken would have resulted in a different outcome.

With respect to the control environment related to the CLOs, we further note:

•	The Staff acknowledged that the area of consolidation of variable interest entities is highly subjective and judgmental. The Company noted that there is diversity in practice and differing views on how to determine significance, particularly when applying such concept to performance fees. In terms of the significant subjectivity and judgment in applying ASC 810 to variable interest entities the Company noted the following:

•	In measuring significance, we exercised reasonable judgment with our conclusion that any incentive we could earn would not be significant after considering all quantitative and qualitative facts and circumstances. Our auditors concurred with our position.

•	By deferring SFAS 167 in 2010 for investment managers that hold interests in investment companies, the FASB acknowledged that the current guidance has unintended consolidation consequences for investment managers. The Company exercised reasonable judgment when applying the standard and when considering that non consolidation resulted in more meaningful information to users of its financial statements.

As enumerated above, there are numerous ways of applying the principles of the variable interest entity consolidation guidance, there is a lack of interpretive guidance from any authority on the specific issues the Company considered in respect of CLO consolidation and there is acknowledgement among the standard setters that the consolidation standards require additional clarity and refinement.

Based on the factors and analysis described above, the Company continues to believe that, as of December 31, 2012 and December 31, 2013, it had implemented controls that adequately addressed the risk that a material misstatement in the Company’s financial statements would not be prevented or detected on a timely basis and those controls were operating effectively (that is, there never existed more than a remote possibility of a material misstatement of the Company’s financial statements). Accordingly, the Company has concluded that no significant deficiencies or material internal control weaknesses (arising from either the Company’s consolidation policies or revenue recognition policies or a combination of both) existed as of December 31, 2012 and December 31, 2013 and, thus, the Company’s internal control over financial reporting was effective as of each time.

[1]	See SEC Release No. 34-55929 (June 27, 2007) (Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting), at 3.

In addition, while there is no requirement for management to reassess or revise its conclusion related to the effectiveness of the Company’s internal control over financial reporting,2 in connection with the restatement, management has specifically analyzed whether the disclosure related to its internal control over financial reporting in the Form 10-K for the year ended December 31, 2012, is still appropriate. Based on that analysis, management has concluded that such disclosure already contains the material information necessary for such disclosures to not be misleading.

* * *

If you have any questions or need any additional information or wish to discuss any part of the Company’s responses, please call me at (212) 790-0160 or Jeffrey C. Blockinger at (212) 719-7302.

Very Truly Yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel M. Frank
By: Joel M. Frank
Title: Chief Financial Officer, Senior Chief Operating Officer and Executive Managing Director

[2]	Id. at 40.